Exhibit 99.4

BY-LAW NO. 5

BE IT ENACTED AND IT IS HEREBY ENACTED as a by-law of Silver Wheaton Corp. (hereinafter called the “Corporation”) as follows:

UPDATED NOTICE AND SIGNATURE PROVISIONS

1. By-Law No. 2 of the Corporation is hereby amended by deleting and replacing Section 12.01 in its entirety with the following:

“Section 12.01 Method of Giving Notices: Unless the Act, the regulations thereunder, the articles or the by-laws provide otherwise, any notice (which term includes without limitation any statement, report, record, communication, document or other information) to be given (which term includes without limitation sent, delivered, served or any other word of similar import) pursuant to the Act, the regulations thereunder, the articles or the by-laws to any person may be sent by any one of the following methods:

(a)	delivery at the address recorded by the Corporation for that person, addressed to the person as follows:

(i)	in the case of a shareholder, at the shareholder’s recorded address (whether with the Corporation or its transfer agent);

(ii)	in the case of a director or officer, the address as shown on the register of directors and officers or such other delivery address provided by the recipient for the sending of such notice;

(iii)	to any other person, the delivery address of the recipient;

(b)	mail addressed by prepaid mail to the person at the applicable address for that person, addressed to the person as follows:

(i)	in the case of a shareholder, at the shareholder’s recorded address (whether with the Corporation or its transfer agent);

(ii)	in the case of a director or office, the address as shown on the register of directors and officers or such other mailing address provided by the recipient for the sending of such notice;

(iii)	to any other person, the mailing address of the recipient;

(c)	sending the notice by facsimile to the facsimile (fax) number provided by the intended recipient for the sending of that notice;

(d)	sending the notice by email to the email address provided by the intended recipient for the sending of that notice;

(e)

sending by any other form of representation of information or of concepts fixed in any medium in or by electronic, optical or other similar means that can be read or received by a person by any means; or

(f)

making the notice available for public electronic access in accordance with the procedures referred to as “notice-and-access” under National Instrument 54-101 and National Instrument 51-102, as applicable, of the Canadian Securities Administrators, or in accordance with any similar electronic delivery or access method permitted by applicable securities legislation from time to time.

A notice given under this section 12.0 shall be deemed to have been received as follows:

(g)	in the case of delivery, as of the date of personal delivery of the notice;

(h)	in the case of mailing, as of the fifth day after deposit of the notice for mailing;

(i)	in the case of facsimile, as of the day such notice was sent by facsimile (fax);

(j)	in the case of email, as of the date such notice was sent by email;

(k)	in the case of any other form of electronic, optical or other similar means of delivery, as of the date such notice was sent by such means; and

(l)	in the case of notice-and-access, on the date such notice was made available for public electronic access.

The Secretary or the Assistant Secretary may change or cause to be changed the recorded address of any person for the purposes of this section 12.01 in accordance with any information believed by the Secretary or Assistant Secretary to be reliable.”

2. By-Law No. 2 of the Corporation is hereby amended by adding the following thereto as Section 12.01A, following Section 12.01 and preceding Section 12.02:

“Section 12.01A Creation and Provision of Information: Subject to and in accordance with the Act, the Corporation may satisfy any requirement of the Act to give a notice to any person by the creation or provision of an electronic document. Except as provided in the Act, “electronic document” means any form of representation of information or of concepts fixed in any medium in or by electronic, optical or other similar means that can be read or perceived by a person by any means.”

3. By-Law No. 2 of the Corporation is hereby amended by deleting and replacing Section 12.02 in its entirety with the following:

“Section 12.02 Signature to Notices: The signature of any director or officer of the Corporation to any notice to be given by the Corporation may be written, stamped, typewritten or printed, partly written, stamped, typewritten or printed or in such electronic, optical or other similar form as may be prescribed, approved, adopted or provided by any officer or director.”

4. By-law No. 2 of the Corporation, as amended from time to time, and this by-law shall be read together and shall have effect, so far as practicable, as though all the provisions thereof were contained in one by-law of the Corporation. All terms contained in this by-law which are defined in By-law No. 2 of the Corporation, as amended from time to time, shall, for all purposes hereof, have the meanings given to such terms in the said By-law No. 2 unless expressly stated otherwise or the context otherwise requires.

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This amendment to By-Law No. 2 of the Corporation shall come into force upon being passed by the directors in accordance with the Act.

MADE by the board this 20th day of March, 2014.

WITNESS the seal of the Corporation.

SILVER WHEATON CORP.

/s/ Curt Bernardi
Name: Curt Bernardi
Title:   Senior Vice President, Legal and
            Corporate Secretary